Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

February 11, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ken Ellington

Re:	FEG Absolute Access Fund I LLC, File Nos.: 333-229108; 811-22527

Dear Mr. Ellington

The following responds to the comment you provided on January 29, 2019 and our discussion with Ms. Ashley Vroman-Lee on January 31, 2019 in connection with your review of the registration statement under the Securities Act of 1933, as amended, and Amendment No. 13 to the registration statement under the Investment Company Act of 1940, as amended, (the “Registration Statement”) filed on Form N-2 of FEG Absolute Access Fund I LLC (the “Fund” or “Registrant”).

Comment: In future financial statements, please disclose the acquisition date for each restricted security as required by Article 12-12, footnote 8 of Regulation S-X.

Response: The Registrant will make the requested change going forward.

The preceding comment and related response has been provided to and discussed with management of the Registrant. Any questions concerning these responses may be directed to the undersigned at (215) 988-3328. Thank you for your time and consideration.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg